

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2022

Benedict J. Stas
Chief Financial Officer
Evoqua Water Technologies Corp.
210 Sixth Avenue
Pittsburgh, Pennsylvania 15222

> **Re: Evoqua Water Technologies Corp.**
> **Form 10-K for the Fiscal Year Ended September 30, 2021**
> **Filed November 17, 2021**
> **Form 8-K Submitted on February 1, 2022**
> **File No. 001-38272**

Dear Mr. Stas:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Reconciliations, page 44

1. We note your reconciliations here and on page 47 include a subtotal for EBITDA. Please revise in future filings to disclose that EBITDA is also a non-GAAP measure or alternatively remove the subtotal.

Consolidated Financial Statements
Note 24. Business Segments, page 113

2. We note your disclosure that you evaluate your segment operating results based on earnings before interest, taxes, depreciation and amortization, and certain other charges that are specific to the activities of the respective segments. However, it appears based on

the table on page 115 that segment income from operations is your segment measure of performance. Please advise.

Form 8-K Submitted on February 1, 2022

Exbibit 99.1
Adjusted Net Income and Adjusted EPS, page 12

3.   You present what appears to be a non-GAAP income statement when reconciling non-GAAP measures to the most directly comparable GAAP measures. Please remove this presentation in future filings and revise to reconcile each non-GAAP measure separately. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Christine Dietz, Senior Staff Accountant at 202-551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology